Form U-13-60

Mutual and Subsidiary Service Companies

Revised February 7, 1980

ANNUAL REPORT

For the Period

Beginning January 1, 2001 and Ending September 30, 2001

To The

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

AGL SERVICES COMPANY

(Exact Name of Reporting Company)

Subsidiary Service Company

("Mutual" or "Subsidiary")

Date of Incorporation: July 25, 2000

If not Incorporated, Date of Organization ______________________________

State or Sovereign Power Under Which Incorporated or Organized: State of Georgia

Location of Principal Executive Offices of Reporting Company:

817 West Peachtree Street, N.W.

Atlanta, Georgia 30308

Name, title, and address of officers to whom correspondence concerning this report should be addressed:

Richard T. O'Brien

Executive Vice President and

Chief Financial Officer

817 West Peachtree Street, N.W.

Atlanta, Georgia 30308

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

AGL RESOURCES INC.

INSTRUCTIONS FOR USE OF FORM U-13-60

1. Time of Filing. Rule 94 provides that on or before the first day of

May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on form U-13-60 and in accordance with the Instructions for that form.

2. Number of Copies. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. Period Covered by Report. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. Report Format. Reports shall be submitted on the forms prepared by the

Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. Money Amounts Displayed. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X ( 210.3-01(b)).

6. Deficits Displayed. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

7. Major Amendments or Corrections. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. Definitions. Definitions contained in Instruction 01-8 to the Uniform

System of Accounts for Mutual Service companies and Subsidiary Service companies, Public Utility Holding Company Act of 1935, as amended

February 2, 1979 shall be applicable to words or terms used

specifically within this Form U-13-60.

9. Organization Chart. The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the

Securities and Exchange Commission pursuant to the Public Utility

Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed. The

service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

ANNUAL REPORT OF AGL SERVICES COMPANY

SCHEDULE I

COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of September 30 of the current and prior year.
ACCOUNT	ASSETS AND OTHER DEBTS	CURRENT	PRIOR
	SERVICE COMPANY PROPERTY
121	Nonutility Property (Schedule II)	76,290,630
107	Construction WIP	11,648,526
	Total Other Property & Investments	87,939,156

108	Less Accumulated provision for depreciation and amortization of service company property (Schedule III)	(32,791,247)
	Net Service Company Property	55,147,909

	INVESTMENTS

123	Investments in associate companies (Schedule IV)
124	Other investments (Schedule IV)
	Total Investments

	CURRENT AND ACCRUED ASSETS

131	Cash	(2,692,506)
134	Special deposits
135	Working funds
136	Temporary cash investments (Schedule IV)
141	Notes receivable
143	Accounts receivable	600,446
152	Fuel stock expenses undistributed (Schedule VI)
154	Materials and supplies	(4,305)
163	Stores expense undistributed (Schedule VII)
165	Prepayments	(232,749)
174	Miscellaneous current and accrued assets (Schedule VIII)
	Total Current and Accrued Assets	(2,329,114)

	DEFERRED DEBITS
181	Unamortized debt expense
184	Clearing accounts	5,065
186	Miscellaneous deferred debits (Schedule IX)	766,320
188	Research, development, or demonstration expenditures (Schedule X)
190	Accumulated deferred income taxes
	Total Deferred Debits	771,385

	TOTAL ASSETS AND OTHER DEBITS	53,590,181

ANNUAL REPORT OF AGL SERVICES COMPANY

SCHEDULE I

COMPARATIVE BALANCE SHEET (Continued)

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	CURRENT	PRIOR
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	(100)
207	Premium on capital stock	310,379
216	Unappropriated retained earnings (Schedule XI)	(213,198)
	Total Proprietary Capital	97,081

	OTHER NONCURRENT LIABILITIES
228.3	Accumulated provisions for pensions and benefits	125,292
228.4	Accumulated miscellaneous operating provisions	(351,645)
	Total Other Noncurrent Liabilities	(226,353)

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable
232	Accounts payable	(6,142,232)
233	Notes payable to associated companies (Schedule XIII)
234	Accounts payable to associate companies (Schedule XIII)	(35,207,090)
236	Taxes accrued	(4,726,133)
237	Interest accrued
238	Dividends declared
241	Tax collections payable	(654,220)
242	Miscellaneous current and accrued liabilities (Schedule (XIII)	(10,694,085)
	Total Current and Accrued Liabilities	(57,423,760)

	DEFERRED CREDITS
252	Customer advances for construction	(781,081)
255	Accumulated deferred investment tax credits
	Total Deferred Credits	(781,081)

	ACCUMULATED DEFERRED INCOME TAXES
281 /1	Accumulated deferred income taxes - Accelerated amortization property	4,081,426
283 /1	Accumulated deferred income taxes - other	662,506

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	(53,590,181)

/1 The FERC account #281 and #283 balances are accumulated deferred income tax assets for AGL Services Company. They are recorded in the liability section of the balance sheet because on a consolidated basis these accounts are liabilities for AGL Resources Inc.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE II

SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALE	OTHER CHANGES 1/	BALANCE AT CLOSE OF YEAR

363.5	Other Equipment	0	0	0	27,929	27,929
390	Structures and Improvements	0	1,223,071	0	17,462,959	18,686,029
391	Office Furniture and Equipment	0	9,652,770	(196,376)	40,840,534	50,296,928
393	Stores Equipment	0	0	(209,309)	330,289	120,981
394	Tools, Shop, & Garage Equipment	0	0	(295,034)	1,599,583	1,304,549
395	Laboratory Equipment	0	0	0	44,755	44,755
396	Power Operated Equipment	0	0	0	5,046	5,046
397	Communication Equipment	0	59,541	(2,231)	2,729,401	2,786,712
398	Miscellaneous Equipment	0	0	(288,953)	3,306,655	3,017,702

107 2/	Construction Work In Progress	0	5,302,856	0	6,345,670	11,648,526

	TOTAL	0	16,238,238	(991,903)	72,692,821	87,939,156

1/ The amount listed in "Other" represents assets that were transferred from Atlanta Gas Light Company and AGL Resources to the services company as of January 1, 2001. Although the services company was established in July 2000, the transition period, approved by the Securities and Exchange Commission in release #35-27243, ended December 31, 2000, therefore the reporting period started January 1, 2001.

2/ $5,302,856 listed in the additions column represents the net amount of additions and transfers.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND

AMORTIZATION OF SERVICE COMPANY PROPERTY

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGES TO ACCT. #403	RETIREMENTS	OTHER CHARGES AND (DEDUCT) 1/	BALANCE AT CLOSE OF YEAR
363.5	OTHER EQUIPMENT	0	652	0	14,630	15,282
390	STRUCTURE AND IMPROVEMENTS	0	562,243	0	12,422,508	12,984,751
391	OFFICE FURNITURE AND EQUIPMENT	0	5,510,641	172,449	10,687,141	16,370,231
393	STORES EQUIPMENT	0	34,871	134,720	(142,739)	26,852
394	TOOLS, SHOP, & GARAGE EQUIPMENT	0	86,573	170,286	216,875	473,734
395	LABORATORY EQUIPMENT	0	953	0	18,613	19,566
396	POWER OPERATED EQUIPMENT	0	516	0	9,370	9,886
397	COMMUNICATION EQUIPMENT	0	210,639	1,326	1,577,875	1,789,840
398	MISCELLANEOUS EQUIPMENT	0	140,079	192,109	768,917	1,101,105

	TOTAL	0	6,547,166	670,890	25,573,191	32,791,247

1/ The amount listed in "Other" represents accumulated depreciation that was transferred from Atlanta Gas Light Company and AGL Resources to the services company as of January 1, 2001. Although the services company was established in July 2000, the transition period, approved by the Securities and Exchange Commission in release #35-27243, ended December 31, 2000, therefore the reporting period started January 1, 2001.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE IV

INVESTMENTS

INSTRUCTIONS: Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", List each investment separately.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES
ACCOUNT 124 - OTHER INVESTMENTS
ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE V

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS: Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

146	ACCOUNT RECEIVABLE FROM ASSOCIATE COMPANIES
Not Applicable

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:	TOTAL PAYMENTS

Not Applicable

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE VI

FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE VII

STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS: Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

(Thousands of Dollars)

SCHEDULE IX

MISCELLANEOUS DEFERRED DEBIT

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each class.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

186	MISCELLANEOUS DEFERRED DEBITS
	PCB Research		40,963
	Coop Mktg TRANSCO		(170,695)
	Coop Mktg SONAT		(271,458)
	Robur Commercialization Project		(90,850)
	Caroline Street Facility Project		134,213
	Other Work in Progress-Misc		79,587
	Unrecovered Accrued Vacation Cost		1,038,892
	2 other items		5,668

	TOTAL		766,320

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS: Provide a description of each material research, development, or demonstration project that incurred cost by the service company during year.

DESCRIPTION	AMOUNT

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE XI

PROPRIETARY CAPITAL

ACCOUNT	CLASS OF STOCK	NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE	OUTSTANDING CLOSE OF PERIOD

201	Common Stock Issued	100	1	100

	TOTAL	100	1	100

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions that gave rise to the reported amounts.

DESCRIPTION	AMOUNT

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL
ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS

NOT APPLICABLE

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	OTHER CHANGES /1	DIVIDENDS PAID	BALANCE AT CLOSE OF YEAR

216	Unappropriated retained earnings	0	209,673	500,987	(497,462)	213,198

	TOTAL

1/ Other changes represents the earnings that the services company had in the three month transition period.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE XII

LONG-TERM DEBT

INSTRUCTION: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Name of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other Long-Term Debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

ACCOUNT 223 - ADVANCES FROM ASSOCIATE COMPANIES

ACCOUNT 224 - OTHER LONG TERM DEBT

NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE XIII

CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS: Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

ACCOUNT	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR

233	Note Payable to Associate Companies
	NOT APPLICABLE

234	Account Payable to Associate Companies
	AGL Investments	0	(20,859,767)
	Chattanooga Gas Company	0	(1,901,538)
	Atlanta Gas Light Company	0	44,818,981
	Virginia Natural Gas Company	0	(5,377,951)
	AGL Capital Corporation	0	(48,452,900)
	Sequent Energy	0	(3,433,915)

1/	TOTAL	0	(35,207,090)

242	Miscellaneous Current and Accrued Liabilities
	Payroll payable	0	(1,852,340)
	Accrued severance	0	630,900
	Accrued Bonus	0	(8,438,427)
	Retired Savings Plus - Company Matching	0	(187,442)
	Retired Savings Plus - Employee Matching	0	(139,570)
	Retired Savings Plus - General Loan	0	(50,227)
	NSP Employee Contribution	0	(429,006)
	NSP Company Contribution	0	(190,271)
	Misc Sundry Transactions	0	(37,700)

	TOTAL	0	(10,694,085)

1/ Ending balance represents the net payable owed to associate companies by the services company.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS: The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1. SIGNIFICANT ACCOUNTING POLICIES

General

AGL Services Company (the "Company") is a subsidiary of AGL Resources Inc. ("AGL Resources") which renders services to AGL Resources and its subsidiaries. The Company was established in accordance with the Public Utility Holding Company Act of 1935 (PUHCA). All the costs associated with the Company are allocated to the operating segments in accordance with PUHCA. The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Property, Plant and Equipment

Property, plant and equipment includes property that is in use and under construction, and is reported at cost. A gain or loss is recorded for retired or otherwise disposed of property.

Depreciation Expense

Depreciation expense for the Company is computed on a straight-line basis over a period of 1 to 35 years.

Use of Accounting Estimates

Management makes estimates and assumptions when preparing financial statements under the accounting principles generally accepted in the United States of America. Those estimates and assumptions affect various matters, including:

  reported amounts of certain assets and liabilities in the Company's balance sheets as of the dates of the financial statements disclosure of contingent assets and liabilities as of the dates of the financial statements reported amounts of certain expenses in the Company's statement of income during the reported periods

Those estimates involve judgments with respect to, among other things, future economic factors that are difficult to predict and are beyond management's control. Consequently, actual amounts could differ from estimates.

Change in Fiscal Year End

Historically, the Company's fiscal year ended September 30. For 2002, the Company will change its fiscal year end to December 31.

2. INCOME TAX

The Company has two categories of income taxes in its statements of income: current and deferred. The Company's current income tax expense consists of federal and state income tax less applicable tax credits. The Company's deferred income tax expense generally is equal to the changes in the deferred income tax liability during the year.

Accumulated Deferred Income Tax Assets and Liabilities

The Company reports some of its assets and liabilities differently for financial accounting purposes than it does for income tax purposes. The tax effects of the difference in those items are reported as deferred income tax assets or liabilities in The Company's balance sheets. The assets and liabilities are measured utilizing income tax rates that are currently in effect.

Components of income tax expense shown in the Comparative Income statement for the nine months ended September 30, 2001 are as follows:

Included in Expenses:	Amount
Current Income Taxes
Federal	$4,272,744
State	691,104

Deferred Income Taxes
Federal	(4,081,426)
State	(662,506)

TOTAL	$219,916

Reconciliation between the statutory federal income tax rate and the effective rate for the nine months ended September 30, 2001 is as follows:

Income Tax Expense:	Amount

Computed tax expense	$150,356
State income tax, net of federal income tax benefit	18,589
Other - net	50,971

Total income tax expense	$219,916

Components that give rise to the net accumulated deferred income tax liability, as of September 30, 2001 are as follows:

Accumulated Deferred income tax assets:
Federal	($4,081,426)
State	($662,506)

TOTAL	($4,743,932)

3. SERVICE AGREEMENTS

The Company has entered into agreements under which it renders services at cost, to AGL Resources and its subsidiaries. The Company's affiliates include the following: AGL Resources Inc., AGL Energy Wise Services, Inc., AGL Consumer Services, Inc., Trustees Investment, Inc., AGL Peaking Services, Inc., AGL Capital Trust, AGL Rome Holdings, Inc., AGL Energy Corporation, AGL Propane Services, Inc., Virginia Natural Gas, Inc., AGL Investments, Inc., AGL Networks, LLC, AGL Capital Corporation, Southeastern LNG, Inc., Customer Care Services, Inc., Network Energies, Inc., Network Energies LP, Retired Mains LLC, Global Energy Resources Corporation, Sequent Energy Management, LP, Sequent Energy Marketing, LP, Georgia Natural Gas Company, Atlanta Gas Light Company, Chattanooga Gas Company. The Company's services include Engineering, Finance, Treasury, Tax, Accounting, Audit, Public Relations, Employee Relations, Marketing, Information Resources, Purchasing, and other services with respect to business and operations.

4. EMPLOYEE BENEFIT PLANS

Substantially all of The Company's employees are eligible to participate in its employee benefit plans.

Pension Benefit

All employees of The Company are covered under a defined benefit retirement plan ("Retirement Plan") sponsored by AGL Resources Inc. A defined benefit plan specifies the amount of benefits an eligible plan participant eventually will receive using information about the participant. The Company generally calculates the benefits under the Retirement Plan based on age, years of service, and pay. The Company's employees do not contribute to the Retirement Plan. The Company funds the plan by contributing annually the amount required by applicable regulations and as recommended by its actuary. The Company calculates the amount of funding using an actuarial method called the projected unit credit cost method. The Retirement Plan's assets consist primarily of marketable securities, corporate obligations, U.S. government obligations, insurance contracts, mutual funds, and cash equivalents.

The Company has an excess benefit plan that is unfunded and provides supplemental benefits to some officers after retirement. The Company maintains a voluntary early retirement plan for some Company officers that is unfunded and provides supplemental pension benefits to participants who elected early retirement. The annual expense and accumulated benefits of such plans are not significant.

Employee Savings Plan Benefits

The Company participates in an AGL Resources Inc. sponsored RSP Plan, a defined contribution benefit plan. In a defined contribution benefit plan, the benefits a participant ultimately receives come from regular contributions to a participant account. Under the RSP Plan, The Company made matching contributions to participant accounts in the amount of $2,899,173.

AGL Resources Inc. NSP, an unfunded, nonqualified plan similar to the RSP Plan, in which The Company participates, provides an opportunity for eligible employees to contribute additional amounts for retirement savings once they have reached the maximum contribution amount in the RSP Plan. The Company contributions to the NSP were not significant.

Postretirement Benefits

The Company also participates in an AGL Resources Inc. sponsored defined benefit postretirement health care and life insurance plans, which cover nearly all employees if they reach retirement age while working for The Company. The benefits under these plans are generally calculated based on age and years of service.

Some retirees contribute a portion of health care plan costs. Retirees do not contribute toward the cost of the life insurance plan. The Company's contribution to the Postretirement benefit plan was in the amount $7,845,148.

5. MONEY POOL

The parent Company and its subsidiaries participate in the System Money Pool (Pool), which is administered by the Services Company on behalf of the participants. The operation of the Pool was authorized by the Securities and Exchange Commission in PUCHA release No. 35-27243 (File No. 70-9707).

Participants contribute the amount of their available funds each day to the Pool. The funds requirements of the participants, with the exception of the Parent Company, are satisfied by advances from the Pool.

At September 30, 2001, the detail of the Pool was as follows:

INVESTMENTS IN POOL:
AGL Investments, Inc.	$20,859,767
Chattanooga Gas Company	$1,901,538
Virginia Natural Gas Company	$5,377,951
AGL Capital Corporation	$48,452,900
Sequent Energy Management	$3,966,082
Sub Total	80,558,238

LESS BORROWINGS FROM POOL:
Sequent Energy Services	$532,167
Atlanta Gas Light Company	$44,818,981
AGL Services Company	$35,207,090
Sub Total	80,558,238

TOTAL	0

6. RENTAL EXPENSES

Rental expenses that The Company incurred were primarily for office space, computer equipment and fleet leasing. The total rent expense for the nine months ended September 30, 2001 was $4,808,221 which was net of sub lease credits of ($1,277,540).

The minimum annual rentals under noncancelable operating leases are as follows:

  fiscal 2002 - $5,704,964

  fiscal 2003 - $3,656,869

  fiscal 2004 - $3,512,640

  fiscal 2005 - $3,541,500

  fiscal 2006 - $3,469,350

  thereafter - $3,469,350

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE XV

COMPARATIVE INCOME STATEMENT

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR

	INCOME

488	Miscellaneous service revenue	215,516
493	Rent from gas property	4,050
421	Miscellaneous income or loss	107,407
457	Services rendered to associate companies	103,784,279
	Operating Revenues

	EXPENSES

403	Depreciation Expense	6,547,171
404.3	Amortization of other limited-term gas plant	157,381
408.1	Taxes other than income taxes, utility operating income	3,309,504
409.1	Income taxes, utility operating income	4,963,849
410.1	Provision for deferred income taxes, utility operating income	(4,743,932)
414	Other utility operating income	(22,252)
419	Interest and dividend income	(115,634)
426.1	Donations	439,772
426.3	Penalties	15,589
426.4	Expenditures for certain civic, political and related activities	299,114
426.5	Other deductions	135,258
431	Other interest expense	2,194,966
735	Miscellaneous production expenses	13,668
807	Purchased Gas Exp.	50,303
841	Operation supervision and engineering	84,272
843.1	Maint. Supervision and engineering	267,756
843.2	Maint. Of structures and improvements	647,398
843.4	Maint. Of purification equipment	15,094
843.5	Maint. Of liquefaction equipment	55,024
843.6	Maint. Of vaporizing equipment	70,943
843.7	Maint. Of compressor equipment	83,124
843.9	Maint. Of other equipment	524,541
870	Operation supervision and engineering	1,061,539
871	Distribution load dispatching	626,146
874	Mains and service expenses	2,233,457
875	Measuring and regulating station expenses-General	407,033
877	Measuring and regulating station expenses-City gate check stations	279,535
878	Meter and house regulator expenses	20,489
879	Customer installations expenses	107
880	Other expenses	495,865
885	Maint. Supervision and engineering	4,771
887	Maint. Of mains	321,775
889	Maintenance measuring and regulating station expenses-General	316,252
892	Maint. Of services	4,087
893	Maint. Of meter and house regulator expenses	185,344
894	Maint. Of other equipment	343
901	Supervision	313
902	Meter reading expenses	34,307
903	Customer records and collection expenses	45,036
905	Miscellaneous customer accounts expenses	142,095
907	Supervision	97,129
908	Customer assistance expense	923,747
909	Informational and instructional advertising expenses	56,369
911	Supervision	1,114
912	Demonstrating and selling expenses	763,276
913	Advertising expenses	1,004,515
916	Miscellaneous sales expenses	360,541
920	Administrative and general salaries	21,773,909
921	Office supplies and expenses	8,616,486
922	Administrative expenses transferred-credit	(6,644,545)
923	Outside services employed	17,242,054
924	Property insurance	1,678,666
925	Injuries and damages	874,734
926	Employee pensions and benefits	23,408,422
928	Regulatory commission expense	36,574
930.1	General advertising expenses	125,793
930.2	Miscellaneous general expenses	1,726,005
931	Rents	4,808,221
932	Maintenance of general plant	5,877,166
	Operating Expenses	103,901,579

	Net Income	209,673

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

ANALYSIS OF BILLING

ASSOCIATE COMPANIES

ACCOUNT 457

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED
	457-1	457-2	457-3	/1

AGL Resources Inc.	839,833	0	0	839,833
AGL Investments, Inc	128,861	113,632	14,101	256,594
Atlanta Gas Light Services, Inc	237,867	87,168	17,258	342,293
Atlanta Gas Light Company	50,451,101	31,757,918	2,288,898	84,497,918
Chattanooga Gas Company	2,303,628	1,703,306	155,478	4,162,412
AGL Energy Wise Services, Inc.	0	331	68	399
AGL Consumer Services, Inc.	54,430	1,901	363	56,694
Trustees Investment, Inc.	29,036	19,269	1,907	50,212
AGL Peaking Services, Inc.	0	5,091	1,062	6,153
AGL Capital Trust	5,188	108,874	22,711	136,773
AGL Rome Holdings, Inc	0	1,073	90	1,163
AGL Energy Corporation	10,842	255	37	11,134
AGL Propane Services, Inc.	19,591	73,345	11,839	104,775
Virginia Natural Gas, Inc.	4,042,176	5,359,927	552,607	9,954,710
AGL Networks, LLC	436,514	56,046	4,106	496,666
AGL Capital Corporation	61,488	6,732	967	69,187
Southeastern LNG, Inc.	0	378	188	566
Customer Care Services, Inc.	81,563	164,144	27,076	272,783
Network Energies, Inc	0	55	9	64
Network Energies LP	0	55	9	64
Retired Mains LLC	38,780	70	9	38,859
Global Energy Resources Corporation	0	345	58	403
Sequent Energy Management, LP	(94,626)	0	0	(94,626)
Sequent Energy Marketing, LP	3,091,704	(527,011)	14,558	2,579,251

TOTAL	61,737,976	38,932,904	3,113,399	103,784,279

/1 The difference between the total amount billed and the total expenses per the income statement is the effect of unbilled expenses (FERC # 409.1, 410.1, 414, 419, 426.1, 426.3,426.4, 426.5, 735, 807) and the equity component of cost of capital that was billed.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES

ACCOUNT 458

NAME OF ASSOCIATE COMPANY	DIRECT COSTS CHARGED	INDIRECT COSTS CHARGED	COMPENSATION FOR USE OF CAPITAL	TOTAL AMOUNT BILLED	EFFECT OF MARKET RATE BILLING (SEE NOTE)

ACCOUNT 458 - NOT APPLICABLE

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE

ASSOCIATE AND NONASSOCIATE COMPANIES

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.

ACCOUNT	DESCRIPTION	DIRECT COST	INDIRECT COST	TOTAL

	ASSOCIATE COMPANY CHARGES

403	Depreciation & Amortization Expense	4,015,155	2,532,017	6,547,172
404.3	Amortization of other limited-term gas plant	96,516	60,864	157,380
408.1	Taxes Other Than Income Taxes	2,029,605	1,279,899	3,309,504
841	Operation Labor and Expenses	51,681	32,591	84,272
843.1	Maint. Supervision & Engineering	164,206	103,550	267,756
843.2	Maint. of Structures & Improvements	397,027	250,371	647,398
843.4	Maint. Of Purification Equipment	9,257	5,837	15,094
843.5	Maint. Of Liquification Equipment	33,744	21,280	55,024
843.6	Maint. Of Vaporizing Equipment	43,507	27,436	70,943
843.7	Maint of Compressor Equipment	50,977	32,147	83,124
843.9	Maint. Of Other Equipment	321,683	202,858	524,541
870	Operation Supervision & Engineering	651,005	410,534	1,061,539
871	Distribution load dispatching	383,994	242,152	626,146
874	Mains and Services Expenses	1,369,701	863,755	2,233,456
875	Measuring & regulating station expenses - General	249,619	157,414	407,033
877	Measuring & regulating station expenses - City Gate check station	171,429	108,106	279,535
878	Meter and house regulator expenses	12,565	7,924	20,489
879	Customer installations expenses	66	41	107
880	Other Expenses	304,097	191,768	495,865
885	Maint. Supervision & engineering	2,926	1,845	4,771
887	Maint. Of mains	197,334	124,441	321,775
889	Maint. Of measuring & regulating station equipment-General	193,946	122,305	316,251
892	Maint. Of service	2,506	1,581	4,087
893	Maint. Of meters & house regulators	113,665	71,679	185,344
894	Maint. Of other equipment	210	133	343
901	Supervision	192	121	313
902	Meter Reading Expense	21,039	13,267	34,306
903	Customer records & collection exp.	27,619	17,417	45,036
905	Miscellaneous customer account exp.	87,142	54,953	142,095
907	Supervision	59,566	37,563	97,129
908	Customer assistance expenses	566,503	357,245	923,748
909	Informational & instructional	34,569	21,800	56,369
911	Supervision	684	431	1,115
912	Demonstrating & selling expense	468,091	295,185	763,276
913	Advertising expenses	616,034	388,481	1,004,515
916	Miscellaneous expenses	221,107	139,434	360,541
920	Salaries and wages	13,353,186	8,420,723	21,773,909
921	Office Supplies & Expenses	5,284,195	3,332,294	8,616,489
922	Administrative Expense Transferred-Credit	(4,074,870)	(2,569,674)	(6,644,544)
923	Outside Services Employed	10,573,957	6,668,097	17,242,054
924	Property Insurance	1,029,468	649,198	1,678,666
925	Injuries and Damages	536,444	338,290	874,734
926	Employee Pensions & Benefits	14,355,577	9,052,844	23,408,421
928	Regulatory Commission Expense	22,430	14,144	36,574
930.1	General Advertising Expenses	77,145	48,648	125,793
930.2	Miscellaneous General Expenses	1,058,499	667,506	1,726,005
931	Rents	2,948,716	1,859,505	4,808,221
932	Maintenance of Structures and Equipment	3,604,263	2,272,903	5,877,166
	SUB TOTAL	61,737,976	38,932,904	100,670,880

/1	Cost of Capital			2,194,966

/1	TOTAL COST OF SERVICE			102,865,846

	ASSOCIATE COMPANY CHARGES
	NOT APPLICABLE

1/ The difference between the total cost of service and the amount billed to the associate companies is the equity component of Cost of Capital. Cost of capital is made up of interest expense as listed in FERC account #431 on the income statement in the amount of $2,194,966 plus an equity component.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	DESCRIPTION	TOTAL AMOUNT	BUSINESS SUPPORT	CUSTOMER SERVICE	EMPLOYEE SERVICE

403	Depreciation & Amortization Expense	6,547,171	997,512	695	344,520
404.3	Amort. of limited-term gas plant	157,381	33,067	2,256	0
408	Taxes Other Than Income Taxes	3,309,504	344,616	244,872	109,691
841	Operation Labor and Expenses	84,272	0	0	0
843.1	Maint. Supervision & Engineering	267,756	0	0	0
843.2	Maint. of Structures & Improvement	647,398	0	0	0
843.4	Maint. Of Purification Equipment	15,094	0	0	0
843.5	Maint. Of Liquification Equipment	55,024	0	0	0
843.6	Maint. Of Vaporizing Equipment	70,943	0	0	0
843.7	Maint of Compressor Equipment	83,124	0	0	0
843.9	Maint. Of Other Equipment	524,541	11,297	0	0
870	Operation Supervision & Engineering	1,061,539	0	0	0
871	Distribution load dispatching	626,146	0	0	0
874	Mains and Services Expenses	2,233,457	0	0	0
875	Measuring & regulating station ex	407,033	0	0	0
877	Measuring & regulating station ex	279,535	236	0	0
878	Meter and house regulator expenses	20,489	89	0	0
879	Customer installations expenses	107	0	0	0
880	Other Expenses	495,865	4,913	18,537	0
885	Maint. Supervision & engineering	4,771	0	0	0
887	Maint. Of mains	321,775	0	0	0
889	Maint. Of measuring & regulating s	316,252	0	0	201
892	Maint. Of service	4,087	60	0	0
893	Maint. Of meters & house regulation	185,344	1,619	0	0
894	Maint. Of other equipment	343	343	0	0
901	Supervision	313	0	0	0
902	Meter Reading Expense	34,306	0	0	0
903	Customer records & collection exp.	45,036	0	0	(3,863)
905	Miscellaneous customer account exp	142,096	0	0	(16)
907	Supervision	97,129	0	96,504	0
908	Customer assistance expenses	923,748	165,050	620,816	2,291
909	Informational & instructional adv	56,369	0	0	0
911	Supervision	1,114	0	0	0
912	Demonstrating & selling expense	763,276	0	0	2,565
913	Advertising expenses	1,004,515	0	0	0
916	Miscellaneous expenses	360,542	0	0	0
920	Salaries and wages	21,773,909	2,160,910	247,591	1,199,590
921	Office Supplies & Expenses	8,616,489	1,251,021	71,218	885,862
922	Administrative Expense Transferred	(6,644,545)	(238,491)	(33,129)	(251,609)
923	Outside Services Employed	17,242,054	2,303,593	10,314	1,933,528
924	Property Insurance	1,678,666	0	0	0
925	Injuries and Damages	874,734	0	0	0
926	Employee Pensions & Benefits	23,408,421	(85,863)	4,337	22,618,963
928	Regulatory Commission Expense	36,574	0	0	0
930.1	General Advertising Expenses	125,793	0	0	0
930.2	Miscellaneous General Expenses	1,726,005	(86,033)	5,860	(110,292)
931	Rents	4,808,221	2,259,604	18,540	98,081
932	Maintenance of Structures and Equip	5,877,166	4,256,759	2,777	7,314
	TOTAL O&M EXPENSES	100,670,880	13,380,300	1,311,189	26,836,825

ANNUAL REPORT OF AGL SERVICE COMPANY

For the Year Ended September 30, 2001

(Thousands of Dollars)

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	ENGINEERING	EXECUTIVE	EXTERNAL RELATIONS	FINANCIAL SERVICES	GAS SUPPORT MANAGEMENT	INFORMATION TECHNOLOGY
403	122,051	36,448	4,276	526,248	113,022	4,098,317
404.3	16,497	0	0	0	0	0
408	484,075	57,864	43,042	210,763	1,084,538	590,140
841	0	0	0	0	84,272	0
843.1	0	0	0	0	267,756	0
843.2	0	0	0	0	647,398	0
843.4	0	0	0	0	15,094	0
843.5	0	0	0	0	55,024	0
843.6	0	0	0	0	70,943	0
843.7	0	0	0	0	83,124	0
843.9	0	0	0	0	497,958	545
870	1,019,682	0	0	0	6,418	0
871	0	0	0	0	623,756	0
874	2,222,186	0	0	0	11,271	0
875	0	0	0	0	407,033	0
877	0	0	0	0	279,299	0
878	2,334	0	0	0	18,066	0
879	107	0	0	0	0	0
880	455,875	0	0	0	16,541	0
885	4,771	0	0	0	0	0
887	320,858	0	0	0	916	0
889	0	0	0	0	316,051	0
892	(672)	0	0	0	56	0
893	11,375	0	0	0	172,350	0
894	0	0	0	0	0	0
901	0	0	0	0	0	0
902	0	0	0	0	34,306	0
903	19,305	0	0	6,806	0	0
905	0	0	0	46,656	95,455	0
907	0	0	0	0	0	0
908	300	11,570	0	13,804	604	0
909	0	0	3,000	0	0	0
911	0	0	0	0	0	1,114
912	0	0	0	0	0	0
913	0	0	0	0	0	0
916	0	18,430	0	0	0	0
920	1,402,661	907,781	239,983	2,617,804	2,621,429	6,993,844
921	657,604	267,807	80,518	465,905	714,492	2,956,948
922	(3,792,392)	(126,013)	(30,673)	(338,684)	(286,225)	(904,705)
923	170,915	777,143	184,455	1,875,912	119,782	5,431,730
924	0	0	0	0	0	0
925	0	0	0	0	0	0
926	5,411	134,116	(2,833)	96,263	(49,976)	(200,320)
928	5,440	0	134	0	31,000	0
930.1	0	0	102,994	0	0	0
930.2	(181,793)	341,995	287,540	1,019,723	(193,631)	49,978
931	369,564	35,276	11,841	103,214	254,614	1,270,945
932	109,339	725	0	876	139,389	1,348,747
	3,425,494	2,463,141	924,278	6,645,290	8,252,128	21,637,282

ANNUAL REPORT OF AGL SERVICE COMPANY

For the Year Ended September 30, 2001

(Thousands of Dollars)

SCHEDULE XVII (Continued)

SCHEDULE OF EXPENSE DISTRIBUTION BY

DEPARTMENT OR SERVICE FUNCTION

ACCOUNT	INTERNAL AUDIT	INVESTOR RELATIONS	LEGAL	MARKETING	RATES & REGULATION
403	9,516	632	7,325	7,782	1,859
404.3	0	0	0	0	0
408	22,705	23,844	75,043	83,243	47,354
841	0	0	0	0	0
843.1	0	0	0	0	0
843.2	0	0	0	0	0
843.4	0	0	0	0	0
843.5	0	0	0	0	0
843.6	0	0	0	0	0
843.7	0	0	0	0	0
843.9	0	0	0	14,741	0
870	938	0	0	27,983	0
871	0	0	0	2,390	0
874	0	0	0	0	0
875	0	0	0	0	0
877	0	0	0	0	0
878	0	0	0	0	0
879	0	0	0	0	0
880	0	0	0	0	0
885	0	0	0	0	0
887	0	0	0	0	0
889	0	0	0	0	0
892	0	0	0	4,642	0
893	0	0	0	0	0
894	0	0	0	0	0
901	313	0	0	0	0
902	0	0	0	0	0
903	0	0	2,000	20,788	0
905	0	0	0	0	0
907	625	0	0	0	0
908	0	0	0	95,935	0
909	0	0	0	0	0
911	0	0	0	0	0
912	0	0	0	760,711	0
913	0	0	0	996,460	0
916	0	0	0	342,112	0
920	313,434	341,362	1,095,115	231,037	658,626
921	37,854	288,910	238,974	146,314	90,991
922	(40,630)	(69,861)	(155,621)	(36,510)	(85,637)
923	0	24,598	3,003,289	116,467	793,211
924	0	0	1,678,666	0	0
925	0	0	874,419	275	40
926	(8,062)	31,980	(7,795)	(19,839)	(19,423)
928	0	0	0	0	0
930.1	0	0	0	0	0
930.2	200	(22,241)	85,729	3,605	(732,904)
931	19,280	16,759	41,251	61,652	36,698
932	2,000	1,352	6,838	140	0
	358,172	637,336	6,945,233	2,859,928	790,816

ACCOUNT	STRATEGIC PLANNING	OTHER
403	12,971	263,995
404.3	0	105,560
408	24,094	(136,380)
841	0	0
843.1	0	0
843.2	0	0
843.4	0	0
843.5	0	0
843.6	0	0
843.7	0	0
843.9	0	0
870	0	6,520
871	0	0
874	0	0
875	0	0
877	0	0
878	0	0
879	0	0
880	0	0
885	0	0
887	0	0
889	0	0
892	0	0
893	0	0
894	0	0
901	0	0
902	0	0
903	0	0
905	0	0
907	0	0
908	0	13,378
909	0	53,369
911	0	0
912	0	0
913	0	8,055
916	0	0
920	284,598	458,145
921	32,064	430,007
922	(35,986)	(218,379)
923	3,616	493,501
924	0	0
925	0	0
926	(7,272)	918,735
928	0	0
930.1	0	22,799
930.2	1,853	1,256,416
931	16,129	194,772
932	0	909
	332,066	3,871,402

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

DEPARTMENTAL ANALYSIS OF SALARIES

ACCOUNT 920

DEPARTMENTAL SALARY EXPENSE

NAME OF DEPARTMENT		INCLUDED IN AMOUNT BILLED TO			PERSONNEL
Indicate each department or service function	TOTAL AMOUNT	PARENT COMPANY	OTHER ASSOCIATES	NON ASSOCIATES	END OF YEAR

Business Support	2,160,910	17,287	2,143,623	0	72
Customer Service	247,591	1,981	245,610	0	119
Employee Service	1,199,590	9,597	1,189,993	0	34
Engineering	1,402,661	11,221	1,391,440	0	110
Executive	907,781	7,262	900,519	0	9
External Relations	239,983	1,920	238,063	0	7
Financial Services	2,617,804	20,942	2,596,862	0	59
Gas Support Management	2,621,429	20,971	2,600,458	0	85
Information Technology	6,993,844	55,951	6,937,893	0	138
Internal Audit	313,434	2,531	310,903	0	7
Investor Relations	341,362	2,731	338,631	0	3
Legal	1,095,115	8,761	1,086,354	0	20
Marketing	231,037	1,848	229,189	0	20
Rates & Regulations	658,626	5,269	653,357	0	11
Strategic Planning	284,598	2,277	282,321	0	3
Other	458,145	3,665	454,480	0	10

TOTAL	21,773,909	174,214	21,599,695	0	707

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

OUTSIDE SERVICES EMPLOYED

ACCOUNT 923

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amount paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

FROM WHOM PURCHASED	DESCRIPTION OF LARGEST INVOICE	RELATIONSHIP "A"=ASSOCIATE "NA"= NONASSOCIATE	AMOUNT
Legal Services

Carter & Associates LLC	Consulting	NA	550,000
Long, Aldridge & Norman	Legal Services	NA	713,128
Shook, Hardy & Bacon LLP	Legal Services	NA	350,194
Elarbee, Thompson & Trapnell	Professional Services	NA	128,597
Seventy-five other items less than $100,000.		NA	330,148
Subtotal - Legal Services			2,072,067

Audit & Consulting

Deloitte & Touche LLP	Consulting	NA	1,138,886
Thirteen other items less than $100,000.		NA	12,312
Subtotal - Audit & Consulting			1,151,198

Information Technology

Acxiom Corp.	Equipment Lease	NA	2,821,584
Computer Associates International	Consulting	NA	317,898
Price Waterhouse Coopers LLP	Professional Services	NA	360,837
LA Vista Consulting ITS, Inc.	Consulting	NA	1,269,049
Sapient Corp.	Contractor	NA	360,000
Sungard Recovery services, Inc.	Contractor	NA	153,499
Sysnovative Technologies, Inc	Consulting	NA	937,810
Subtotal - Information Technology			6,220,677

Human Resources

Benefit Admin. Contracting Serv.	Contractor	NA	121,905
Heidrick & Struggles, Inc.	Professional Services	NA	142,864
Northern Trust Company	Admin Consulting	NA	448,538
Dan Hennig	Consulting	A	387,536
Pension Benefit Guaranty Corp.	Consulting	NA	114,969
Towers Perrin	Consulting	NA	130,870
Subtotal - Human Resources			1,346,682

Other Consulting

Altos Management Partner, Inc.	Professional Services	NA	227,855
Analysts International Corp.	Professional Services	NA	292,133
Aquent, Inc.	Professional Services	NA	131,747
Atlanta Group Systems, Inc.	Contractor	NA	813,637
Convergent Group Corp.	Contractor	NA	295,311
CSC Consulting, Inc.	Consulting	NA	140,847
Richard Duszynski	Consulting	A	100,000
IDS Scheer, Inc.	Consulting	NA	210,298
Pactus, Inc.	Consulting	NA	149,510
Parson Group	Contractor	NA	272,850
Pro Staff	Contractor	NA	134,504
Skybridge	Consulting	NA	176,712
Telek Pathways	Consulting	NA	150,000
Time & Methods Solutions	Consulting	NA	104,160
Eight Hundred-Sixty One other items less than $100,000		NA	3,251,866
Subtotal - Other Consulting			6,451,430

TOTAL			17,242,054

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

EMPLOYEE PENSION AND BENEFITS

ACCOUNT 926

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION	AMOUNT

Pension	(1,356,100)
Flexible Credit Benefits - Company Contribution	1,237,160
Flex Benefits Deductions - Employee Contribution	(2,656,764)
Post Retirement Medical and Life Benefits	7,845,148
Post Employment Benefits	(234,000)
Educational Assistance Plan	85,579
Employee Savings Plan/ESOP - Company Contribution	2,899,173
Bonus	6,518,449
Group Insurance	9,097,755
Other (Other Employee Fringe Benefits)	(27,979)

TOTAL	23,408,421

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

GENERAL ADVERTISING EXPENSES

ACCOUNT 930.1

INSTRUCTIONS: Provide a listing of the amount included in Account 930.1, "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Shining Light Print Material	Ivory	14,835
Gas Products	Gas Product Company	5,097
Full Page Advertising	Leader Publishing	76,744
8 other items		29,117

	TOTAL	125,793

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

MISCELLANEOUS GENERAL EXPENSES

ACCOUNT 930.2

INSTRUCTIONS: provide a list of amounts included in Account 930.2, "Miscellaneous General Expenses", classifying the items according to their nature. Payments and expenses permitted by Section321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-284 in 1976 (2 U.S.C.S 441 (b) (2) shall be separately classified.

DESCRIPTION	AMOUNT

Recruiting Expense	500
Dues & Membership	366,445
Severance Cost	909,535
Meals, lodging, Meetings & Conferences	235,071
Printing	214,454
TOTAL

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

RENTS

ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

DESCRIPTION	AMOUNT

Fleet Leasing	1,843,239
Computer, Data Processing and other Communication Equipment rental	2,408,902
Office Rents	1,833,620
Sub lease credits	(1,277,540)
TOTAL

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

TAXES OTHER THAN INCOME

ACCOUNT 408

INSTRUCTIONS: Provide an analysis of Account 408, "Taxes Other Than Income Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX	AMOUNT

OTHER THAN U.S. GOVERNMENT TAXES
State Unemployment	126,298
Property Tax	1,060,740
Subtotal - Other	1,187,038

U.S. GOVERNMENT TAXES
Fed. Insurance Contribution Act	2,089,366
Federal Unemployment	33,100
Subtotal - U.S. Government	2,122,466

TOTAL	3,309,504

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

DONATIONS

ACCOUNT 426.1

INSTRUCTIONS: Provide a listing of the amount included in Account 426.1, "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

United Way	Civic & Charitable	263,025
Fernbank Museum	Program Support	10,000
Atlanta Symphony	Program Support	8,750
Zoo Atlanta	Program Support	5,000
City of Macon	Civic & Charitable	5,000
Habitat for Humanity	Civic & Charitable	4,061
Junior Achievement	Civic & Charitable	4,000
Morris Brown College	Educational Matching	3,788
Christian Council	Civic & Charitable	3,507
Metropolitan Arts Council	Civic & Charitable	5,000
Leadership Atlanta	Civic & Charitable	5,000
Partnership against domestic violence	Civic & Charitable	4,050
Georgia Hispanic Chamber of Commerce	Program Support	12,500
Clean Air Campaign	Civic & Charitable	12,500
VSA Arts of Georgia	Program Support	4,000

77 Other Items less than $3,000	Civic & Charitable	52,482
24 Other Items less than $3,000	Educational Matching	21,893
31 Other Items less than $3,000	Program Support	15,216
TOTAL		439,772

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

OTHER DEDUCTIONS

ACCOUNT 426.5

INSTRUCTIONS: Provide a listing of the amount included in Account 426.5, "Other Deductions", classifying such expenses according to their nature.

DESCRIPTION	NAME OF PAYEE	AMOUNT

Lost Discounts	Retec	34,894
	7 other payees	491
	Sub Total	35,385

Executive Allowance Fund Expenses	Equitable Life	69,786
	Collins	12,265
	Paula Rosput	4,866
	Melaine Platt	7,000
	Paul Shlanta	1,196
	6 other payees	4,760
	Sub Total	99,873

	TOTAL	135,258

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

SCHRDULE XVIII

NOTES TO STATEMENT OF INCOME

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See notes to Financial Statements, Schedule XIV, page 19-22

ANNUAL REPORT OF AGL SERVICES COMPANY

ORGANIZATION CHART

OFFICERS: Paula G. Rosput, President

Catherine Land-Waters, Vice President

Tom Gleason, Treasurer

Melanie Platt, Corporate Secretary

DIRECTORS: Sue McLaughlin

Richard T. O'Brien

Paula G. Rosput

ANNUAL REPORT OF AGL SERVICES COMPANY

METHOD OF ALLOCATION

  Charge Back Methodology - Currently AGL Services Company ("The Company")charges AGL Resources and its subsidiaries for the actual cost of services it provides. The following four key business requirements have been established in order to provide more accountability between the services provided and the costs charged to the operating companies, to allocate costs on a better and more accurate methodology, and to be consistent with the SEC's preferred charge back methodology:

  The Company's methodology to charge each operating company for the cost of providing services is primarily based upon the number of service hours provided to each operating company and/or specific O&M project;

  The charge back methodology consist of three steps (Direct Charge, Direct Assignment and Distributed/Allocated);
  The goal is to charge back approximately 80% of The Company's actual costs based upon the Direct Charge and Direct Assignment steps; and
  The three-step methodology charges back actual costs during the same period in which they were incurred.

The following is a summary of the three-step charge back methodology:

Direct Charge

  Costs associated with specific O&M projects entered into between The Company and an operating company will be accumulated by service provider and charged directly to the department within the operating company. For example, Engineering Services provides bridge maintenance services to Atlanta Gas Light Company's Georgia Field Operations. Therefore, the costs associated with the bridge maintenance services would be charged directly to Georgia Field Operations.

  Costs associated with Benefits, Fleet, Stores and Facilities will be charged directly to the departments within the operating company. Additionally, such costs will be charged directly to the departments within The Company to fully load the costs of the service providers. The costs will be charged out at a standard rate based upon a specific controllable driver. The drivers are number of employees and payroll dollars (Benefits), number of vehicles (Fleet), dollar value of stores issues (Stores), and square footage (Facilities).

In accordance with the FERC system of accounts, a portion of the Fleet and Stores costs will be included in O&M. Additionally, Benefit costs will be included in O&M. The remaining expenses for Fleet, Stores and Facilities will be included below the line in the charge back general ledger accounts.

Currently, Fleet and Facilities costs are charged out utilizing the above methodology. However, Benefits and Stores costs are not charged out utilizing standard rates. Instead, these costs are allocated through shared services utilizing the number of employees (Benefits) and dollar value of stores issues (Stores) drivers.

Accounting credit will be given to the departments who provided these services to the operating companies.

Direct Assignment

The remaining costs (total operating expenses net of direct charges) will be charged to the operating companies based upon the percentage of time spent providing services to each operating company. The percentages will be calculated from cumulative hours tracked by operating company within The Company's general ledger statistical accounts. As with direct charges, accounting credit will be given to the departments who provided these services to the operating companies. However, the operating companies will only be charged at a corporate level for these costs. These costs will not be pushed down to the departmental level within each operating company.

Currently, these costs are pushed down to a departmental level principally due to the charge back process being based upon allocations on certain drivers. With the implementation of time tracking at an operating company level, not at a departmental level and since such charge backs will be based upon employee time, the push down of these costs to the departmental level will not be performed. However, if the operating company determines that the costs should be pushed down to the department level, an allocation process within the operating company can be created to distribute the costs.

Distributed/Allocated

  The remaining costs (total operating expenses net of direct charges and direct assignments) will be charged to the operating companies utilizing a methodology to allocate or distribute the costs. These remaining costs are associated with unassigned time or time spent providing internal services.

The primary difference between allocated and distributed relates to the type of driver utilized. If there is causal relationship between the service provided and the allocation driver, this process is referred to as distributed. For example, remaining costs related to customer service activities will be distributed to the operating companies based upon a "number of end-use customers" driver.

However, if a logical causal relationship does not exist between the service provided and a driver, then the remaining expenses are allocated. For example, costs associated with Investor Relations benefits AGL Resources as a whole. Additionally, there is no driver common to all operating companies, which establishes a logical casual relationship with the services provided. Therefore, the remaining expenses related to Investor Relations will be allocated based upon a "Total Asset" driver.

  As with direct charges and direct assignments, accounting credit will be given to the departments who provided these services to the operating companies. However, similar to direct assignment, the operating companies will only be charged at a corporate level for these costs. These costs will not be pushed down to the departmental level within each operating company unless otherwise requested.

  The above processes primarily address total operating expenses (O&M, depreciation, amortization, taxes other than income, capitalized and distributed expenses and charge back expenses/credits).

  On a quarterly basis, The Company will generate an invoice to be provided to each operating company. The invoice will be broken down by service provider, and categorize costs between direct charge, direct assignment, distributed and allocated.

ANNUAL REPORT OF AGL SERVICES COMPANY

For the Nine Months Ended September 30, 2001

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

All interest was billed to each associate company either on the appropriate fixed percentage allocation basis or on the salary allocation basis in accordance with the SEC orders and service contracts. The total interest that was billed to each associate company is as follows:

NAME OF ASSOCIATE COMPANY	COMPENSATION FOR USE OF CAPITAL
457-3

AGL Investments, Inc	14,101
Atlanta Gas Light Services, Inc	17,258
Atlanta Gas Light Company	2,288,898
Chattanooga Gas Company	155,478
AGL Energy Wise Services, Inc.	68
AGL Consumer Services, Inc.	363
Trustees Investment, Inc.	1,907
AGL Peaking Services, Inc.	1,062
AGL Capital Trust	22,711
AGL Rome Holdings, Inc	90
AGL Energy Corporation	37
AGL Propane Services, Inc.	11,839
Virginia Natural Gas, Inc.	552,607
AGL Networks, LLC	4,106
AGL Capital Corporation	967
Southeastern LNG, Inc.	188
Customer Care Services, Inc.	27,076
Network Energies, Inc	9
Network Energies LP	9
Retired Mains LLC	9
Global Energy Resources Corporation	58
Sequent Energy Marketing, LP	14,558

TOTAL	3,113,399

ANNUAL REPORT OF AGL SERVICES COMPANY

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

AGL SERVICES COMPANY

(Name of Reporting Company)

By: /s/ Richard T. O'Brien

(Signature of Signing Officer)

Richard T. O'Brien

Executive Vice President and

Chief Financial Officer

(Print Name and Title of Signing Officer)

Date: February 25, 2002